Exhibit 3.10

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

MOBIQUITY TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1. The name of the corporation is MOBIQUITY TECHNOLOGIES, INC.

2. The certificate of incorporation was filed by the department of state on the 26th day of March, 1998 under the Corporation’s original name Ace Marketing & Promotions, Inc.

3. The Corporation shall amend the Certificate of Incorporation by amending paragraph 8 and replacing paragraph 8 with new provisions, to the Certificate of Incorporation. Paragraph 8, as amended, shall read as follows:

“8. This Amendment to the Certificate of Incorporation is filed pursuant to Section 502(d) of the Business Corporation Law to designate the rights, preferences and limitations of 1,500,000 shares of the Corporation’s authorized 5,000,000 shares of Preferred Stock, $.0001 par value, as Series AA Preferred Stock in accordance with Article Fourth of the Corporation’s Certificate of Incorporation. Such rights, preferences and limitations of said 1,500,000 shares of Series AA Preferred Stock are as follows:

•	Optional Conversion into Common Stock. Each Share of Series AA Preferred Stock shall at the option of the holder become convertible into 50 shares of Common Stock of the Corporation, subject to appropriate adjustment by the Board of Directors as described herein.
•	Voting. The Preferred Shares shall have no voting rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Dividends. The Preferred Shares shall have no dividend rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Liquidation Preference. The Preferred Shares shall have no liquidation preference and shall be treated the same as a holder of Common Shares.
•	Anti-Dilution. In the event of a stock split, stock dividend, combination, reclassification or the like (the “Corporate Event”), the Board of Directors of the Company shall make appropriate adjustment to the number of Common Shares into which the Preferred Shares shall convert to put the Preferred Shareholder in the same position as if the Preferred Shares were converted into Common Shares immediately before the Corporate Event took place. Also, if at any time between the filing date of this Certificate of Amendment and December 31, 2016 the Corporation agrees to issue Preferred Stock, Common Stock, Warrants or other rights or securities to acquire Common Stock at an offering price or conversion price less than $.20 per share of Common Stock (as appropriately adjusted for the consummation of a Corporate Event), then the number of shares of Common Stock to be issued to the holders of Series AA Preferred Stock upon conversion shall be based upon the following formula: 10 divided by the price per share of Common Stock sold by the Corporation multiplied by the number of shares of Series AA Preferred Stock that are being converted. Specifically exempt from the anti-dilution protection provisions described above, is the conversion of any outstanding warrants or options of the Corporation which were issued prior to December 1, 2015.”

4. Section 502(c) of the Business Corporation Law provides for the Board of Directors to have the power to designate the relative rights, preferences and limitations of the shares of any Series which is not fixed in the Certificate of Incorporation. In this respect, the amendment to the Certificate of Incorporation was authorized by unanimous written consent vote of the Board of Directors of the Corporation on December 7, 2015 pursuant to Section 708(b) of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: December 21, 2015	/s/ Michael D. Trepeta
Michael D. Trepeta, President

/s/ Dean L. Julia
Dean L. Julia, Secretary